UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA/A

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the period ended June 30, 2020

MYTHIC COLLECTION, LLC

Commission File No. 024-10983

Delaware

(State or other jurisdiction of incorporation or organization)

16 LAGOON CT

SAN RAFAEL, CA 94903

(415-335-6370) Telephone Number

www.mythicmarkets.com

All correspondance:

Jillian Sidoti, Esq.

Crowdfunding Lawyers, LLP

29901 Murrieta Hot Springs Road - Suite G-135

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

Interests in individual Series

(Title of each class of securities issued pursuant to Regulation A)

MYTHIC COLLECTION, LLC

1-SA/A

SEMIANNUAL REPORT PURSUANT TO REGULATION A

FOR THE FISCAL SEMIANNUAL PERIOD ENDED

JUNE 30, 2020

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation

This 1-SA has been amended from its originally filed 1-SA on August 8, 2020 to reflect changes in the notes to financial statements. Particularly adjustments to Property and Equipment, Note 5, Note 6, and Note 7.

Since its formation in January 2019, Mythic Collection, LLC (the “Company”), a Delaware series limited liability company, has been engaged in acquiring collectible cards, with loans from Mythic Markets, Inc. (the “Manager”).  The Manager is the manager of the Company and serves as the asset manager for the collectible cards owned by the Company and the underlying series (the “Asset Manager”).  The Company issues membership interests (“Interests”) in a series (the “Offering”) of the Company (the “Series”).  Investors in the Series will acquire a proportional share of income and liabilities as they pertain to the Series, and the sole assets and liabilities of the Series at the time of the Offering related to that Series.

We are devoting substantially all our efforts to establishing our business and planned principal operations shall commence upon closure of our first Offering.  As such and because of the start-up nature of the Company’s and the Manager’s business the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on the Manager and its employees to grow and support our business.  There are a number of key factors that will have large impacts on our operating results going forward including the Manager’s ability to:

-	Continue to source high quality collectible card assets, vintage comic books, and fantasy art at reasonable prices;

-	Market new offerings (“Offerings”) in individual series (“Series”) of the Company and attract investors (“Investors”) to acquire the interests issued by Series of the Company (“Interests”);

-	Generate interest in vintage comic book, collectible card, and fantasy art collection attendance at the Fan Club Experiences expected to launch in 2021;

-	Provide Investors with access to blue-chip vintage comic book, collectible card, and fantasy art assets for investment, portfolio diversification and secondary market liquidity for their Interests;

-

Provide all Mythic Markets Platform users with a premium, highly curated, engaging media experience, including audiovisual content, virtual and augmented reality, community, and market sentiment (e.g. “fantasy collecting”) features.

We have not yet generated any revenues and do not anticipate doing so until 2021 or 2022.

We are in the process of completing an initial Offering of Interests in Series #MTG-94BOX and are in the process of launching subsequent offerings for other series.

The Company incurred $6,683 of offering expenses and $1,252 of operating expenses during the period from January 1, 2020 and ended June 30, 2020, including acquisition and related expenses relating to Series #MTG-ABL90.

Operating Results

Revenues are generated at the series level.As of June 30, 2020, the Series LLCs have not generated any revenue.Series #MTG-ABL90 and #MTG-94BOX are not expected to generate any revenue until 2021.

From inception, the Company and the Series have financed their business activities through capital contributions from the Manager to the Company and individual Series. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series LLC have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual series at the sole discretion of the Manager.

2

The Company, including the Series #MTG-ABL90 and #MTG-94BOX incurred $1,252.00 in operating expenses in the six-month period ending June 30, 2020 related to storage, transportation, insurance, maintenance and professional services fees associated with the Series asset we acquired. The operating expenses incurred pre-closing related to any collectible assets (or “Underlying Asset(s)”) are being paid by the Manager and will not be reimbursed by the series. Each Series of the Company will be responsible for its own operating expenses, such as storage, insurance or maintenance beginning on the closing date of the offering for such Series of interests.

Liquidity and Capital Resources

As of June 30, 2020, the Company had $9,435 in cash or cash equivalents and the Company had $8,435 in financial obligations.

On April 2, 2020, we entered into a Purchase and Sale Agreement to acquire the MTG-94BOX for $55,000.00, which agreement provides that the Company shall pay the purchase price set forth in such agreement at the closing of the Offering of Interests in Series #MTG-94BOX.

Plan of Operations

Completed and Launched Offerings

On November 1, 2019, we successfully closed the Offering for Series #MTG-ABL90.

Planned Offerings and Other Operations

We are in the process of closing an initial Offering of Interests in Series #MTG-94BOX.

We expect to launch subsequent Offerings during the remainder of 2020. The Company plans to launch approximately five to ten additional Offerings in the next twelve months. The proceeds from any Offerings closed during the next twelve months will be used to acquire additional investment grade collectible cards, vintage comic books, and fantasy art, which we anticipate will enable the Company to reduce Operating Expenses for each Series as we negotiate better contracts for storage, insurance and other Operating Expenses with a larger collection of assets.

The Mythic Markets Platform (the “Platform”) is intended to provide opportunities to engage with the vintage comic books, collectible cards, and fantasy art through a diverse set of interactions with assets on the Platform and unique collective ownership experiences (together, the “Fan Club Experiences”). Despite the plans of the Company, it should be noted that Fan Club Experiences are not expected to launch until 2021 and the Company has a significant amount of assets for the Fan Club Experiences will be an enjoyable and profitable experience.

We do not anticipate generating enough revenues in fiscal year 2021 from Fan Club Experiences to cover all the Operating Expenses for any existing or anticipated Series.

3

Item 2. Financial Statements

4

MYTHIC COLLECTION, LLC

Balance Sheet (unaudited)

As of June 30, 2020, and December 31, 2019

	June 30, 2020	December 31, 2019
ASSETS
Current Assets
Cash and cash equivalents	$9,435	$9,435
Total Current Assets	9,435	9,435

Non-Current Assets
Collectible Assets (see Note 2)	79,000	79,000
Total Non-Current Assets	79,000	79,000

TOTAL ASSETS	$88,435	$88,435

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)
Liabilities
Current Liabilities
Advances payable to Manager (see Note 5)	$8,435	$0
Total Current Liabilities	8,435	0

Total Liabilities	8,435	0

Members' Equity/(Deficit)
Subscription in series, net of distributions (See Note 6)	90,000	90,000
Membership Interest	1,000	1,000
Accumulated deficit	(11,000)	(2,565)
Total Members' Equity/(Deficit)	80,000	88,435

TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$88,435	$88,435

5

MYTHIC COLLECTION, LLC

Statement of Operations (unaudited)

For the Six-Month Periods Ended June 30, 2020, and 2019

	June 30, 2020	June 30, 2019
Revenues	$0	$0

Operating Expenses:
General and administrative	-	-
Management charges	8,435	-
Total Operating Expenses	8,435	-

Loss from operations	8,435	-

Other Income/(Expense)
Bank service charges	-	-
Total Other Expenses	-	-

Provision for income taxes	-	-

Net loss	$(8,435)	$0

6

MYTHIC COLLECTION, LLC

Statement of Members’ Equity / (Deficit) (unaudited)

Six-Months Ended June 30, 2020

Members' equity / (deficit)
Balance at January 1, 2020	$88,435
Subscriptions received in collectible assets	0
Net income (loss)	(8,435)
Balance at June 30, 2020	$80,000

7

MYTHIC COLLECTION, LLC

Statement of Cash Flows (unaudited)

For the Six-Month Periods Ended June 30, 2020, and 2019

	June 30, 2020	June 30, 2019
Cash flows from operating activities
Net income (loss)	$(8,435)	$0
Adjustments to reconcile net income (loss) to net cash
Accounts Payable	8,435	0
Net cash provided by (used in) operating activities	0	0

Cash flows in investing activities

Purchase of collectible asset	0	0
Net cash provided by (used in) investing activities	0	0

Cash flows from financing activities

Issuance of series subscription	0	0
Net cash provided by (used in) financing activities	0	0

Net change in cash	0	0
Cash at beginning of period	9,435	0
Cash at end of period	$9,435	$0

8

MYTHIC COLLECTION, LLC

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Mythic Collection, LLC (the “Company”) is a Delaware series limited liability company formed on January 30, 2019.  Mythic Markets, Inc. is the sole owner of interests of the Company (other than interests issued in a particular series to other investors). The Company was formed to engage in the business of acquiring and managing a collection of popular art collectibles. It is expected that the Company will create a number of separate series of interests (the “Series” or “Series of Interests”), including the Series #MTG-ABL90, which was created on February 1, 2019, and that each collectible will be owned by a separate Series, and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that particular Series, but will not be entitled to share in the return of any other Series.

The Company’s managing member is Mythic Markets, Inc. (the “Manager”). The Manager is a Delaware corporation formed on July 23, 2018.  The Manager is a technology and marketing company that operates the Mythic Markets Platform ("Platform") and manages the Company and the assets owned by the Company in its roles as the Manager and manager of the assets of each Series (the “Asset Manager”).

The Company intends to sell Interests in a number of separate individual Series of the Company. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of an offering related to that particular Series a single collectible asset, (plus any cash reserves for future operating expenses).  All voting rights, except as specified in the operating agreement or required by law remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required, determining how to best commercialize the applicable Series assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the operating agreement of the Company, as amended and restated from time to time (the “Operating Agreement”).  The Company and each Series shall have perpetual existence unless terminated pursuant to the Operating Agreement or law.

Operating Agreement

In accordance with the Operating Agreement each interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series. The maximum number Interests in each Series, as of the date hereof, will be 2,000.

After the closing of an offering, each Series is responsible for its own Operating Expenses (as defined in Note B(5)). Prior to the closing, Operating Expenses are borne by the Manager and not reimbursed by the economic members. Should post-closing Operating Expenses exceed revenues or cash reserves then the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable Series and be entitled to reimbursement of such amount from future revenues generated by the applicable Series (“Operating Expenses Reimbursement Obligation(s)”), on which the Manager may impose a reasonable rate of interest, and/or (c) cause additional Interests to be issued in order to cover such additional amounts, which Interests may be issued to existing or new investors, which may include the Manager or its affiliates.

The Manager expects to receive a five percent (5%) fee at the closing of each successful offering for its services of sourcing the collectible (the “Sourcing Fee”), which may be waived by the Manager in whole, or in part, its sole discretion.

9

At the discretion of the Manager, a Series may make distributions of Free Cash Flow (as defined in Note E) to both the holders of economic interests in the form of a dividend and the Manager in the form of a management fee. In the case that Free Cash Flow is available and such distributions are made, at the sole discretion of the Manager, the economics members will receive no less than 50% of Free Cash Flow and the Asset Manager will receive up to 50% of Free Cash Flow in the form of a management fee. The management fee is accounted for as an expense to the Series rather than a distribution from Free Cash Flow. The Manager is responsible for covering its own expenses.

LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company or any of the Series have not generated profits since inception. The Company has sustained no income or loss for the period ended June 30, 2020. The Company or any of the Series may lack liquidity to satisfy obligations as they come due. Future liabilities, other than ones for which the Manager does not seek reimbursement, will be covered through the proceeds of future offerings for the various Series of Interests.

Through June 30, 2020, none of the Series have recorded any revenues.  The Company anticipates that it will commence commercializing the collection in fiscal year 2021, but does not expect to generate any revenues for any of the Series in the first year of operations. Each Series will continue to incur Operating Expenses including, but not limited to, storage, insurance, transportation and maintenance expenses, on an ongoing basis.

For the six-months ending June 30, 2020, Mythic Markets, Inc. or an affiliate has borne all of the costs of the Company and has invoiced, or will invoice, the Company and its Series for amounts due by the Company or its Series relating to offering and operating expenses.  The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series’ have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual Series at the sole discretion of the Manager.

NOTE  2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from our estimates.

10

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less when purchased, or otherwise acquired, to be cash equivalents.

Property and Equipment:

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation, if applicable, are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of June 30, 2020, the Company has $79,000, at cost, in collectible assets.

Offering expenses:

Offering expenses relate to the offering for a specific Series and consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed offering and will generally be charged to members' equity upon the completion of the proposed offering (collectively, “Offering Expenses”). Offering Expenses that are incurred prior to the closing of an offering for such Series, are being funded by the Manager and will generally be reimbursed through the proceeds of the offering related to the Series. Should the proposed offering prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to the Manager.

Operating expenses:

Operating Expenses are costs and expenses attributable to activities of a particular Series and include storage, insurance, transportation (other than the initial transportation from the card location to the Manager’s storage facility prior to the offering, which is treated as an “Acquisition Expense”, as defined below), annual audit and legal expenses and other specific expenses as detailed in the Manager’s allocation policy. We distinguish between pre-closing and post-closing Operating Expenses. Operating Expenses are expensed as incurred.

Except as disclosed with respect to any future offering, expenses of this nature that are incurred prior to the closing of an offering of Series of Interests are funded by the Manager and are not reimbursed by the Company, Series or economic members. These are accounted for as capital contributions by the Manager for expenses related to the business of the Company or a Series.

Upon closing of an offering, a Series becomes responsible for these expenses and finances them either through revenues generated by a Series or available cash reserves at the Series. Should revenues or cash reserves not be sufficient to cover Operating Expenses the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series at a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in order to cover such additional amounts.

Income taxes:

The Company intends that the master series and separate Series will elect and qualify to be taxed as a C-corporation under the Internal Revenue Code. The separate Series will comply with the accounting and disclosure requirement of ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

11

NOTE  3 - RELATED PARTY TRANSACTIONS

The Company, a Delaware series limited liability company, whose managing member is the Manager, will admit additional members to each of its series through the offerings for each Series. By purchasing an Interest in a Series of Interests, the investor is admitted as a member of the Company and will be bound by the Company's Operating Agreement. Under the Operating Agreement, each investor grants a power of attorney to the Manager. The Operating Agreement provides the Manager with the ability to appoint officers.

NOTE  4 - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

The Company distinguishes expenses and costs between those related to the purchase of a particular collectible asset and Operating Expenses related to the management of such collectible assets.

Fees and expenses related to the purchase of an underlying collectible asset include the Offering Expenses, Acquisition Expenses, Brokerage Fee and Sourcing Fee.

Within Operating Expenses the Company distinguishes between Operating Expenses incurred prior to the closing of an offering and those incurred after the close of an offering. Although these pre- and post- closing Operating Expenses are similar in nature and consist of expenses such as storage, insurance, transportation and maintenance, pre-closing Operating Expenses are borne by the Manager and are not expected to be reimbursed by the Company or the economic members. Post-closing Operating Expenses are the responsibility of each Series of Interest and may be financed through (i) revenues generated by the Series or cash reserves at the Series and/or (ii) contributions made by the Manager, for which the Manager does not seek reimbursement or (iii) loans by the Manager, for which the Manager may charge a reasonable rate of interest or (iv) issuance of additional Interest in a Series.

Allocation of revenues, expenses and costs will be made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series to be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of the underlying collectible assets or the number of collectibles, as stated in the Manager’s allocation policy and as reasonably determined by the Manager. The Manager may amend its allocation policy in its sole discretion from time to time.

Revenue from the anticipated commercialization of the collectibles will be allocated amongst the Series whose underlying collectibles are part of the commercialization events, based on the value of the underlying collectible assets. No revenues have been generated to date.

Offering Expenses, other than those related to the overall business of the Manager (as described in Note B(4)) are funded by the Manager and generally reimbursed through the Series proceeds upon the closing of an offering. $6,683 in Offering Expenses have been incurred by the Company as of June 30, 2020.

Acquisition expenses are funded by the Manager, and reimbursed from the Series proceeds upon the closing of an offering. The Company had incurred $0 in Acquisitions Expenses for the six months ended June 30, 2020.

The Sourcing Fee is paid to the Manager from the Series proceeds upon the close of an offering.

Operating Expenses (as described in Note 2), including storage, insurance, maintenance costs and other Series related expenses, are expensed as incurred.  Operating Expenses are borne by the Manager and are the responsibility of each individual Series when invoiced. As of June 30, 2020, $1,752 of Operating Expenses were incurred.

12

NOTE  5 - ADVANCES FROM MANAGER

To fund its organizational and start-up activities as well as to advance funds on behalf of a series to purchase assets, the Manager expects to cover the expenses and costs of the Company and its series. The Manager reserves the right to invoice the Company or a Series from time to time for expenses it incurs in connection with the business and operations of the Company and its Series. Until such time, no amount is due and payable to Manager.

NOTE 6 – MEMBERS’ EQUITY/(DEFICIT)

The Company has received membership subscriptions for the one LLC series as of June 30, 2020:

Series Name	Units Offered	Units Tendered	Subscription Amount
MTG-ABL90	2,000	2,000	$90,000

NOTE 7 - DISTRIBUTIONS AND MANAGEMENT FEES

Any available Free Cash Flow of a Series of Interests shall be applied in the following order of priority, at the discretion of the Manager:

1.	Repayment of any amounts outstanding under Operating Expenses Reimbursement Obligations.

2.	Thereafter, reserves may be created to meet future Operating Expenses for a particular Series.

3.	Thereafter, 50% (net of corporate income taxes applicable to such Series of Interests) may be distributed as dividends to interest holders of a particular Series.

4.	The Manager may receive 50% in the form of a management fee, which is accounted for as an expense to the profit and loss statement of a particular Series and revenue to the Manager.

5.

If less than the cost of the Underlying Asset(s)of capital is raised, the Manager may defer collection of Manager’s Fees shown in the Total Dollar Amount column and reimbursement for its expenses without forfeiting any right to collect. The Manager may also elect to defer the collection of Fees due the Manager. In either event the Series will pay the Manager ten percent (10%) annual interest on the deferral of the reimbursements or Fees.

“Free Cash Flow” is defined as the net income (as determined under GAAP) generated by any Series of Interests plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the relevant Series, provided that Free Cash Flow does not include proceeds from a sale of an Underlying Asset.

The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the Series.

As of June 30, 2020, no distributions or management fees were paid by the Company or in respect of any Series.

NOTE  8 - SUBSEQUENT EVENTS

As of July 31, 2020, the Company has closed the sale and issuance of the Series MTG-94BOX Offering and is conducting an offering of the Series COM-AF157.

13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on August 13, 2020.

MYTHIC COLLECTION, LLC

By:	Mythic Markets, Inc.,
its:	Managing Member

By:	/s/ Joseph Mahavuthivanij
Name:	Joseph Mahavuthivanij
Title:	CEO

This report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph Mahavuthivanij	Chief Executive Officer of Mythic Markets, Inc.	August 13, 2020
Joseph Mahavuthivanij	(Principal Executive Officer)

/s/ Theodore Stiefel	Chief Financial Officer of Mythic Markets, Inc.	August 13, 2020
Theodore Stiefel	(Principal Financial Officer)

14